

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 18, 2017

Gaston Pereira
Chief Executive Officer
Qpagos
Paseo del la Reforma 404 Piso 15 PH
Col. Juarez, Del. Cuauhtemoc
Mexico, D.F. C.P. 06600

> **Re: Qpagos**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 22, 3016**
> **File No. 333-212859**

Dear Mr. Pereira:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 37

1. We note your response to prior comment 17. With respect to any selling stockholder that is an affiliate of a broker-dealer, please revise the prospectus to state that: (i) the seller purchased in the ordinary course of business and (ii) at the time of purchase of the securities being registered for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.

2. Please confirm, if true, that Paulson Investment Company was issued its warrant as compensation for underwriting services that it provided in connection with the 2015 Offering. If this is not true, please identify Paulson Investment Company as an

underwriter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the years Ended December 31, 2016 and December 31, 2015, page 22

3. The discussion reflects the comparison of the results of operations for the year ended December 31, 2015 and year ended December 31, 2014; however, your heading reflects December 31, 2016 and year ended December 31, 2015. Please revise the heading accordingly.

Gross Profit, page 22

4. We note that cost of sales attributable to sales of Kiosk terminals exceeded the related sales for the year ended December 31, 2015. Please revise to discuss the impact of Kiosk terminal sales on gross profit and the underlying causes for the change between years.

Critical Accounting Policies and Estimates

Share-Based Payment Arrangements, page 27

5. We read your responses to comments 23, 34 and 37. Please consider disclosing the following information:

a. The methods that management used to determine the fair value of share-based compensation and the nature of the material assumptions involved. For example, companies using the income approach should disclose that this method involves estimating future cash flows and discounting those cash flows at an appropriate rate; and

b. The extent to which the estimates are considered highly complex and subjective.

Interim Financial Statements

1 Organization and Description of Business

a) Organization, page F-5

6. Please clarify if the former stockholders held 49,929,000 shares or 44,784,000 shares as disclosed in the consolidated statements of changes in stockholders' equity. This comment also applies to note 8d) on page F-11, note 3 on page F-28, note 5 on page F-35 and note 10e) on page F-46. Please advise or revise.

Annual Financial Statements

Consolidated Statements of Cash Flows, page F-18

7. We read your response to comment 26 and reissue our previous comment. Please tell us how the fiscal 2014 capital contribution presented in cash flow from financing activities is presented in the consolidated statements of changes in stockholder's equity (deficit).

Notes to the Consolidated Financial Statements

2 Accounting Policies and Estimates

p) Revenue Recognition, page F-25

8. Please tell us your basis in GAAP for recognizing revenue from the sale of services on a gross basis. Please address the indicators of gross and net revenue reporting in ASC 605-45-45.

3 Restatement of Previously Issued Financial Statements

Consolidated Statement of Comprehensive Loss, page F-32

9. Basic and diluted net loss per share and the weighted average number of shares outstanding as restated do not agree to amounts presented in the consolidated statements of comprehensive loss for the year ended December 31, 2014. Please advise or revise.

6 Inventory, page F-36

10. We read your response to comment 32. Please tell us whether you classify owned kiosk terminals that are generating service revenue and payment processing fees as inventory or equipment. Also, please tell us the estimated useful lives of the kiosk terminals and whether the terminals are depreciated in accordance with your policy regarding computer equipment disclosed note 2m).

10 Stockholders Equity

(a) Common Stock, page F-42

3. Restricted stock awards, Page F-43

11. We read your response to comment 35 and we reissue part of our previous comment. Please tell us how the $288,000 of compensation cost related to the restricted stock grants is recorded in your financial statements.   In this regard, it does not appear the compensation cost was reflected as a credit to additional paid-in capital in the

consolidated statements of changes in stockholders' equity (deficit) or as a non-cash charge in the consolidated statements of cash flow for the year ended December 31, 2015.

(c) Warrants, page F-44

12. We read your response to comment 37. Please disclose the weighted average grant-date fair value of the warrants based on the assumptions disclosed in the fourth paragraph. Refer to the guidance in ASC 718-10-50-2(d).

(e) Reverse merger transaction, page F-45

13. We read your response to comment 38 and we reissue our previous comment. We noted that you retroactively reflected 4,918,628 shares of common stock related to consulting agreements with Qpagos and Redpag. Please tell us the total cost of those agreements and how you recorded the cost of those shares in your financial statements. Based on your disclosure on page F-42 it appears the cost of those shares were $.10 per share.

Exhibit 5.1

14. We note your response to prior comment 40. Please file the revised legal opinion as an exhibit.

Please contact Tony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342, Lilyanna Peyser, Special Counsel at (202) 551-3222, or me at (202) 551-3720 if you have questions regarding the comments.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products